Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Notice Under Section 708A(5)(e)

Brisbane, Australia, 29 May 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby provides notice to ASX for purpose of section 708A(5)(e) of the Corporations Act 2001 (Cth) (“Act”) that today it has allotted and issued 5,867,121 fully paid ordinary shares in the Company (“Securities”) at an issue price of $0.21 to investors pursuant to the placement announced to the market on 27 May 2013.

The Company hereby gives notice to ASX Limited that:

1.                            this notice is given under section 708A(5)(e) of the Act;

2.                            the Securities were offered without disclosure to investors under Part 6D.2 of the Act;

3.                            as at the date of this notice, the Company has complied with:

a)             the provisions of Chapter 2M of the Act as they apply to the Company; and

b)             section 674 of the Act; and

as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Act.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.